Exhibit 99.1

Scotia Capital Extends into Mexico, Launches Unique Wholesale Banking Platform in North America

TORONTO, September 22, 2005 - Grupo Financiero Scotiabank Inverlat’s wholesale banking operation in Mexico is being aligned with Scotia Capital to create a unique wholesale banking platform spanning North America. The new unit in Mexico will be headed by Felipe de Yturbe, Managing Director, Head of Mexico Wholesale Banking.

“This unique realignment of Scotiabank Group’s wholesale banking activities across the NAFTA region strengthens our position as a leader in North America,” said David Wilson, Vice-Chairman, Scotiabank and Chairman and CEO, Scotia Capital.“No other financial institution can provide the depth of service we now have under one roof.”

Scotiabank Group’s new NAFTA platform will provide corporate, government and institutional clients with a seamless approach to business, under the Scotia Capital brand. The realigned business model will be more centralized, with common processes, products and services.

“We are evolving to become a corporate and investment bank more in tune with our clients’ needs, whether they are in Mexico, the U.S. or Canada,” added Mr. Wilson. “Over time, clients will see an expanded product offering and new ways in which products and services are delivered. In the short term, clients in Mexico will have access to enhanced derivative products and online foreign exchange dealings. These products and services will be targeted at both corporate and government clients, as well as institutional investors.”

While the realignment was initiated in April and the official re-branding finalized this month, global synergies are already paying off. “We served as financial advisors for one of the largest merger-and-acquisition deals in Mexico,” said Mr. de Yturbe. That transaction in early 2005 featured Mexico’s fifth-largest retailer, Grupo Comercial Chedraui, acquiring 30 retail stores from France’s Carrefour Group, the world’s second largest retailer.

Also, synergies in the automotive field between Scotia Capital offices in Toronto and Chicago, as well as Scotiabank Inverlat in Mexico City, were instrumental in Scotia Capital playing a lead role in a 2004 Truck Lease securitization deal for Navistar International Corporation, the first deal of its kind in Mexico.

“With operations in all three NAFTA zones, Scotiabank is uniquely positioned to realize potential opportunities,” said Mr. de Yturbe. Since the North American Free Trade Agreement was signed in 1993, trade between Mexico, Canada and the U.S. has more than doubled to over US$650 billion a year. “Scotiabank is focusing on Mexico as a prime market for potential growth, given the country’s youthful demographics and increasing integration into the North American and global economies.”

It is estimated that this new initiative could increase annual revenues by CDN$75-125 million after full ramp-up.

In Mexico, Scotia Capital is now organized by industry specialty groups, with industry experts supported by product specialists covering: automotive and transportation; communications, media and entertainment; consumer products; financial services; public sector; industrial products; mining; food and beverage; real estate; and retail. Key synergies between Scotia Capital and Scotiabank Inverlat will remain, with Scotia Capital’s wholesale banking area in Mexico continuing to refer clients to commercial and domestic banking, while the Scotiabank Inverlat branch network will continue to satisfy the needs of corporate and institutional clients.

Scotia Capital in Mexico provides access to full-service corporate and investment banking coverage for multi-national and domestic clients including: lending; risk management; debt and equity financing; trading and research; mergers and acquisitions; foreign exchange; securitization; cash management; trade finance; and trust services.

Grupo Financiero Scotiabank Inverlat provides retail and commercial banking services in Mexico. Scotia Capital represents the corporate and investment banking businesses of the Scotiabank Group.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 50,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $318 billion (US$259 billion) in assets (as at July 31, 2005), Scotiabank trades on the Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.

For more information please contact: Frank Switzer, at 416-866-7238, or at frank_switzer@scotiacapital.com.